Exhibit 99.1

CHAIRMAN’S LETTER

May 23, 2013

Dear Shareholders:

Your Company passed an important milestone earlier this year with the announcement of the completion of a 43-101 report giving the initial resource estimate for our Tuligtic project’s Ixtaca zone. “World class” is an overworked term, but this report clearly put the project in this category. Work continues and some of the best holes ever drilled on the zone are beyond the area included in the resource calculation. It is clear that drilling to date has not yet found the limits of the deposit and the potential to grow larger still exists.

Nevertheless, when we issued this news, the stock dropped instead of rising. Then the price of gold also dropped and the bear market in precious metals and stocks like ours continues. The average market capitalization of companies with resources has gone from around one hundred and fifty dollars per ounce of resource to around thirty dollars per ounce today.  How long this will last is impossible to predict but I am confident in predicting that it will end. The high volume of so called paper gold such as futures contracts has heavily influenced the gold price and all over the world people are taking advantage of the low prices to buy physical gold. This disparity will be corrected at some point. Not only is physical gold in short supply but mine production and reserves are decreasing. Further, I feel the period where gold ETFs were more in favour than mining stocks with 43-101 grade resources will end. If gold were to double from its current price, there is leverage potential for much larger gains from stocks with significant high quality resources than from the ETF.

We have been advancing the project with very low discovery costs per ounce of gold and silver. Nevertheless we are considering our options in how to advance the project through these difficult times. While we have a strong cash position and no debt, this money would be hard to replace in this market and we have no intention of running this strong position down in anticipation of a better market for exploration stocks in the near future. Because we made this discovery on land that was staked by our Mexican subsidiary, there are no underlying holding costs or royalties except assessment work and taxes.

We have been through difficult markets together before now, and we have always managed to come through in good shape. We started Almaden 32 years ago. Since that time we have raised about seventy five million dollars for exploration. We started this year with $16,487,000.00 in cash and total working capital of $19,474,784.00, which does not include 1597 ounces of gold we have that is carried in the books for the cost of production ($274,768). So, with less than fifty five million in net expenditures, we have exposed our shareholders to the Trinidad, Elk, Caballo Blanco, and Ixtaca gold/silver discoveries. Of these, Ixtaca is the crown jewel and I expect it to shine brightly in the gold investment sector when the market returns.

We have made it a priority to act responsibly in relation to the areas where we explore because we recognize the impact of our activities on the local people who work on our projects, their communities and the environment and we intend this impact to be positive.  Our progress and economic success as a company depends on this.  We always aim to minimize the impact of our work on the environment and to rehabilitate any surface disturbance as work progresses.  Our sense of corporate social responsibility means that, with respect for local culture and community values, we endeavour, along with the local people to improve educational, medical, other community facilities and the environment, and we will regularly review our policies to maintain the highest standards on all our exploration projects.

Sincerely

“Duane”

Duane Poliquin
Chairman of the Board